

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

June 2, 2011

Alan M. Pearce
Chief Financial Officer
Accentia Biopharmaceuticals, Inc.
324 South Hyde Park Ave., Suite 350
Tampa, Florida 33606

>   **Re: Accentia Biopharmaceuticals, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2010**
>   **Filed December 14, 2010**
>   **File No. 000-51383**

Dear Mr. Pearce:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Curt P. Creely, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, Florida 33602